Exibit 11.1

NEXXEN INTERNATIONAL LTD.

Insider Trading Compliance Policy

U.S. federal securities laws prohibit trading in the securities of a company while in possession of material nonpublic information and providing material nonpublic information to others so that they can trade. Violating such laws can undermine investor trust, harm our company’s reputation, and result in your dismissal from Nexxen International Ltd. (together with its subsidiaries, the “Company”) or even serious criminal and civil charges against you and the Company.

The Company’s securities are traded on the Nasdaq Stock Market LLC (“Nasdaq”). This Insider Trading Policy (this “Policy”) outlines your responsibilities to avoid insider trading and other offences under U.S. federal securities laws and implements certain procedures to help you avoid even the appearance of insider trading. Directors and senior managers of the Company must continue to comply with the Company’s share dealing policy with regards to their proposed dealings.

I.	Summary

Preventing insider trading is necessary to comply with U.S. federal securities laws and to preserve the reputation and integrity of the Company. “Insider trading” occurs when any person purchases or sells a security while in possession of material nonpublic information relating to the security.

Insider trading is a crime. In the U.S. context, criminal penalties for violating insider trading laws include imprisonment and fines of up to $5 million for individuals and $25 million for corporations. Insider trading is also prohibited by this Policy, and violation of this Policy may result in Company-imposed sanctions, including removal or dismissal for cause.

II.	Applicability

This Policy applies to the Company, all officers, directors, and employees of the Company, Family Members (as defined below) and Controlled Entities (as defined below). The Company may determine that this Policy applies to additional persons with access to material nonpublic information, such as contractors or consultants. For the purposes of this Policy, “Family Members” are relatives and any other person living in the same household, and any other person who does not live in your household but whose transactions are directed by you or are subject to your influence or control. “Controlled Entities” includes any entities that any such individuals influence or control, including but not limited to, a trust, partnership or corporation, and transactions by such entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

References in this Policy to “you” (as well as general references to directors, officers, and employees of the Company) should also be understood to include any Family Members and Controlled Entities. As someone subject to this Policy, you are responsible for ensuring that your Family Members and Controlled Entities comply with this Policy.

This Policy applies to all trading or other transactions in the Company’s securities, whether or not issued by the Company. This Policy extends to all activities within and outside your Company duties. Every officer, director, and employee must review this Policy.

Questions regarding the Policy should be directed to the Company’s Compliance Officer. For purposes of this Policy, the “Compliance Officer” shall be the Company’s Chief Legal Officer or, if unavailable or conflicted, the Chief Financial Officer or such other person as the Board of Directors may designate from time to time.

Actions taken by the Company, the Compliance Officer, or any other Company personnel do not constitute legal advice, nor do they insulate you from the consequences of noncompliance with this Policy.

III.	Statement of Policies Prohibiting Insider Trading

It is the Company’s policy that no officer, director, or employee (or any other person or entity designated as subject to this Policy) may purchase or sell any type of security while in possession of material nonpublic information relating to the security or the issuer of such security, whether the issuer of such security is the Company or any other company.

These prohibitions do not apply to:

•	purchases of the Company’s securities from the Company or sales of the Company’s securities to the Company;

•
exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards that, in each case, do not involve a market sale of the Company’s securities (the “cashless exercise” of a Company stock option through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception);

•
bona fide gifts of the Company’s securities, provided, that such gifts are pre-cleared in advance pursuant to this Policy and the person giving the gift does not know or have reason to believe that the recipient intends to sell the securities while the donor is in possession of material nonpublic information about the Company; or

•
purchases or sales of the Company’s securities made pursuant to any binding contract, specific instruction or written plan entered into while the purchaser or seller, as applicable, was unaware of any material nonpublic information and which contract, instruction, or plan (i) meets all requirements of the affirmative defense provided by Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) was precleared in advance pursuant to this Policy, and (iii) has not been amended or modified in any respect after such initial preclearance without such amendment or modification being precleared in advance pursuant to this Policy. For more information about Rule 10b5-1 trading plans, see Section VII below.

From time to time, events will occur that are material to the Company and cause certain officers, directors, or employees to be in possession of material nonpublic information. When that happens, the Company will recommend that those in possession of the material nonpublic information suspend all trading in the Company’s securities until the information is no longer material or has been publicly disclosed. When such event-specific blackout periods occur, those subject to it will be notified by the Company. The event-specific blackout period will not be announced to those not subject to it, and those subject to it or otherwise aware of it should not disclose it to others.

Even if the Company has not notified you that you are subject to an event-specific blackout period, if you are aware of material nonpublic information about the Company, you should not trade in Company securities. Any failure by the Company to designate you as subject to an event-specific blackout period, or to notify you of such designation, does not relieve you of your obligation not to trade in the Company’s securities while possessing material nonpublic information.

No officer, director, or employee shall directly or indirectly communicate (or “tip”) material nonpublic information to anyone outside the Company (except where permitted by law). In addition, no one who, in the course of rendering services to the Company, learns of material nonpublic information about another company (including the Company’s customers, suppliers or partners), may (a) trade in that company’s securities; (b) disclose material nonpublic information about such other company to anyone; (c) trade in the securities of an entity other than such other company based upon material nonpublic information about such other company or about our Company; or (d) give anyone trading advice about such other public company, until such information becomes public or is no longer material.

Additionally, in some instances, you may be invested in, or may consider investing in, mutual, exchange-traded or other funds that are also invested in the Company’s securities. You should not trade in these funds while in possession of material nonpublic information about the Company if such information would also constitute material nonpublic information about the fund. These decisions will require a facts and circumstances analysis, and the Company reminds you that it is your responsibility to avoid any transaction that could be viewed as improper. If you are uncertain whether a transaction in such a fund could be viewed as trading on material nonpublic information, you must consult the Compliance Officer in advance.

IV.	Explanation of Insider Trading

“Insider trading” refers to the purchase or sale of a security while in possession of material nonpublic information relating to the security or the Company.

“Securities” includes stocks, publicly traded or quoted shares, bonds, notes, debentures, options, warrants, and other convertible securities, as well as derivative or financial instruments.

“Purchase” and “sale” are defined broadly under the federal securities law. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, the exercise of stock options, and acquisitions and exercises of warrants or puts, calls, or other derivative securities.

A.	What Facts Are Material or Amount to Material Information?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security, or any securities of any other company as to which the person receives information not available to investors generally. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt, or equity. Also, information that something is likely to happen in the future—or even just that it may happen—could be deemed material information.

Examples of material information include (but are not limited to) information about corporate earnings and financial and operating results or earnings forecasts; possible mergers, acquisitions, tender offers, or dispositions; changes in dividend policies or the declaration of a share split or reverse share split or share repurchase plan; major new products or product developments; important business developments such as major contract awards or cancellations, developments regarding strategic collaborators, or the status of regulatory submissions; management or control changes; significant borrowing or financing developments, including pending public sales or offerings of debt or equity securities; changes in management; defaults on borrowings; impending bankruptcy, restructuring or financial liquidity problems; cybersecurity or data security incidents or risks; and significant litigation or regulatory actions. Moreover, material information does not have to be related to a company’s business. For example, the contents of a forthcoming newspaper column that is expected to affect the market price of a security can be material information.

Questions regarding material information should be directed to the Compliance Officer. A good rule of thumb: When in doubt, do not trade.

B.	What is Nonpublic Information?

Information is “nonpublic” if it is not available to the public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors, through a Regulatory Information Service, newswire services such as Dow Jones, Reuters, Bloomberg, Business Wire, The Wall Street Journal, Associated Press, or United Press International; broadcasts on widely available radio or television programs; publication in a widely available newspaper, magazine, or news website; a Regulation FD-compliant conference call; or public disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. Note that speeches, television or radio appearances, magazine articles and website postings may not be sufficient disclosure to make the information public.

 In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. The SEC has stated that that what constitutes a reasonable time depends on the circumstances of the dissemination. Generally, as a rule of thumb, one should allow at least two full trading days following publication as a reasonable waiting period before such information is deemed to be public. For purposes of this Policy, a “trading day” is a day on which U.S. national stock exchanges are open for trading.

C.	Who is an Insider?

“Insiders” include officers, directors, and any employees of a company, or anyone else who has material nonpublic or inside information about a company. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material nonpublic information relating to the Company’s securities. Insiders may not trade in the Company’s securities while in possession of material nonpublic information relating to the Company, nor may they tip such information to anyone outside the Company (except in accordance with the Company’s policies regarding the protection or authorized external disclosure of Company information) or to anyone within the Company other than on a “need-to-know” basis.

D.	Trading by Persons Other Than Insiders

Insiders may be liable for communicating or tipping material nonpublic information to a third party (“Tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders can also be liable for insider trading, including Tippees who trade on material nonpublic information tipped to them or individuals who trade on material nonpublic information that has been misappropriated. Insiders may be held liable for tipping even if they receive no personal benefit from tipping and even if no close personal relationship exists between them and the Tippee.

Tippees inherit an insider’s duties and are liable for trading on material nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their Tippees, so are Tippees who pass the information along to others who trade. In other words, a Tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

E.	Penalties for Engaging in Insider Trading

Penalties for trading on or tipping material nonpublic information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The SEC and Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the federal securities laws include:

•	SEC administrative sanctions;

•	securities industry self-regulatory organization sanctions;

•	civil injunctions;

•	damage awards to private plaintiffs;

•	disgorgement of all profits;

•	civil fines for the violator of up to three times the amount of profit gained or loss avoided;

•
civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of $1 million (subject to adjustment for inflation) or three times the amount of profit gained or loss avoided by the violator;

•	criminal fines for individual violators of up to $5 million ($25 million for an entity); and

•	jail sentences of up to 20 years (30 years in certain circumstances).

In addition, insider trading could result in serious sanctions by the Company, including dismissal. Insider trading violations are not limited to violations of the federal securities laws. Other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), may also be violated in connection with insider trading.

F.	Size of Transaction and Reason for Transaction Do Not Matter

The size of the transaction or the amount of profit received does not have to be significant to result in prosecution. The SEC has the ability to monitor even the smallest trades and performs routine market surveillance. Brokers or dealers are required by law to inform the SEC of any possible violations by people who may have material nonpublic information. The SEC aggressively investigates even small insider trading violations.

G.	20/20 Hindsight

If your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

H.	Transactions of U.S. Residents.

The same restrictions apply regardless of whether you are a resident within the United States.

V.	Statement of Procedures to Prevent Insider Trading

The following procedures have been established, and will be maintained and enforced, by the Company to prevent insider trading.

A.      Blackout Periods

The period during which the Company prepares quarterly financials is a sensitive time for insider trading purposes, as Company personnel may be more likely to possess, or be presumed to possess, material nonpublic information. To avoid the appearance of impropriety and assist Company personnel in planning transactions in the Company’s securities for appropriate times, no officer, director, or employee shall purchase or sell any security of the Company during the period beginning at 11:59 p.m. ET on the 14th calendar day before the end of any fiscal quarter of the Company and ending upon completion of the second full trading day after the public release of earnings data for such fiscal quarter or during any other trading suspension period declared by the Company. For example, if the Company’s fourth fiscal quarter ends on December 31, the corresponding blackout period would begin at 11:59 p.m., ET, on December 17 and end at the close of trading (generally, 4:01 p.m., ET) on the second full trading day after the public release of earnings data for such fiscal quarter.

Exceptions to the blackout period policy may be approved only by the Company’s Chief Legal Officer or Chief Financial Officer or, in the case of exceptions for directors, the Board of Directors or Audit Committee.

From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company, through the Board of Directors or the Chief
Legal Officer or Chief Financial Officer may recommend that officers, directors, employees, or others suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. Subject to the exceptions noted above, all those affected should not trade in the Company’s securities while the suspension is in effect, and should not disclose to others that the Company has suspended trading.

Section 306(a) of the Sarbanes-Oxley Act of 2002 and Regulation BTR prohibit directors and officers from directly or indirectly, purchasing, selling or otherwise acquiring or transferring any equity security of the company when a company pension plan has instituted a blackout period prohibiting plan participants and beneficiaries in the plan from engaging in transactions involving the Company’s securities. These prohibitions apply only if the securities acquired or disposed of by the director or executive officer were acquired in connection with his or her service or employment as a director or executive officer. Section 306(a) of the Sarbanes-Oxley Act of 2002 also requires the Company to notify its directors and executive officers, as well as the SEC, of an impending blackout period on a timely basis.

If the Company is required to impose a “pension fund black-out period” under Regulation BTR, each director and executive officer shall not, directly or indirectly sell, purchase or otherwise transfer during such black-out period any equity securities of the Company acquired in connection with his or her service as a director or officer of the Company, except as permitted by Regulation BTR.

B.	Pre-Clearance of Trades of Company Securities

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an individual engages in a trade while unaware of a pending major development), all directors and officers, and certain employees of the Company in a position to have access to material non-public information so designated on a preclearance list attached as Schedule 1 (as amended from time time), which currently includes all employees (“Pre-Determined Insiders”) and the Family Members and Controlled Entities of such persons, must obtain pre-clearance in writing from our Compliance Officer of all transactions in Company securities (e.g., acquisitions, dispositions, transfers, gifts, etc.). For purposes of this paragraph, any venture capital fund or other entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) other than for an employee, officer or a director’s own account, if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws, shall not constitute a “Controlled Entity.” Unless a transaction is pursuant to a Trading Plan (as defined below), you must submit a written request for pre-clearance of a transaction no later than two business days before the proposed date of execution of the transaction unless you obtain a waiver from the Audit Committee of the Board of Directors. The Company shall record the date such request is received and the date each request is approved or rejected. Unless revoked, a grant of permission will normally remain valid until the close of trading five (5) business days following the day on which it was granted. If the transaction does not occur during such five-day period, the pre-clearance must be renewed by the applicant after five business days to be valid.  At this time, all individuals have been designated as Pre-Determined Insiders. You will be notified if at a later date the Company determines that this pre-clearance policy is not applicable to you and the Company will maintain a list of all Pre-Determined Insiders.

Pre-clearance does not relieve anyone of their responsibility under SEC rules. All individuals, whether subject to pre-clearance or not, are responsible for adherence to this Policy, including, but not limited to: not tipping or trading on insider information; not trading during trading blackout periods; not trading for two full trading days after earnings announcements or other significant Company announcements; and not trading in securities on a short-term basis. If you are in doubt of whether or not pre-clearance is required, you should inquire with our Compliance Officer or obtain pre-clearance as a cautionary measure.

C.	Post-Termination Transactions

This Policy continues to apply to transactions in the Company’s securities even after termination of service to the Company. If you are in possession of material nonpublic information when your service terminates, you may not engage in any of the activities prohibited by this Policy until that information has become public or is no longer material, and if your service with the Company is terminated during a blackout period you will continue to be subject to trade restrictions until the end of the applicable blackout period during which his or her services were terminated.

D.	Information Relating to the Company

1.	Access to Information

Access to material nonpublic information about the Company, including the Company’s business, earnings, or prospects, should be limited to officers, directors, and employees of the Company on a “need-to-know” basis. In addition, such information should not be communicated to anyone outside the Company under any circumstances (except in accordance with the Company’s policies regarding the protection or authorized external disclosure of Company information) or to anyone within the Company on any other than “need-to-know” basis.

In communicating material nonpublic information to employees of the Company, all officers, directors, and employees must take care to emphasize the need for confidential treatment of such information and adherence to the Company’s policies with regard to confidential information.

2.	Inquiries From Third Parties

Inquiries from third parties, such as industry analysts or members of the media, about the Company should be directed to the attention of the: Chief Legal Officer at legal@nexxen.com.

VI.	Additional Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, officers, directors, and employees shall comply with the following policies with respect to certain transactions in the Company securities:

A.	Short Sales

Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy.

B.	Publicly Traded Options

A transaction in options is, in effect, a bet on the short-term movement of the Company’s shares and therefore creates the appearance that an officer, director, or employee is trading based on material nonpublic information. Transactions in options may also focus an officer’s, director’s, or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls, or other derivative securities involving the Company’s equity securities, on an exchange or in any other organized market, are prohibited by this Policy.

C.	Hedging or Monetization Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an officer, director, or employee to lock in much of the value of his or her share holdings, often in exchange for all or part of the potential for upside appreciation in the shares. Such transactions allow the officer, director, or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the officer, director, or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company strongly discourages you from engaging in such transactions. Any person wishing to enter into such an arrangement must first submit the proposed transaction for approval by the Compliance Officer. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.

D.	Purchases of the Company’s Securities on Margin; Pledging the Company’s Securities to Secure Margin or Other Loans

Purchasing on margin means borrowing from a brokerage firm, bank, or other entity in order to purchase the Company’s securities (other than in connection with a cashless exercise of stock options under the Company’s equity plans). Margin purchases of the Company’s securities are prohibited by this Policy. Pledging the Company’s securities as collateral to secure loans is also prohibited. This prohibition means, among other things, that you cannot hold the Company’s securities in a “margin account” (which would allow you to borrow against your holdings to buy securities).

E.	Director and Executive Officer Cashless Exercises

The Company will not arrange with brokers to administer cashless exercises on behalf of directors and executive officers of the Company. Directors and executive officers of the Company may use the cashless exercise feature of their equity awards only if (i) the director or officer retains a broker independently of the Company, (ii) the Company’s involvement is limited to confirming that it will deliver the shares promptly upon payment of the exercise price, (iii) the director or officer uses a cashless exercise arrangement (to be settled per the required or standard settlement cycle), in which the Company agrees to deliver shares against the payment of the purchase price on the same day the sale of the shares underlying the equity award settles and (iv) the director or officer otherwise complies with this Policy. Under such cashless exercises, a broker, the issuer and the issuer’s transfer agent work together to make all transactions settle simultaneously. This approach is to avoid any inference that the Company has “extended credit” in the form of a personal loan to the director or executive officer.

Questions about cashless exercises should be directed to the Compliance Officer.

F.	Standing Orders

A standing order placed with a broker to sell or purchase Company securities at a specified price leaves the security-holder with no control over the timing of the transaction. Standing orders are prohibited during any quarterly blackout period or event-specific blackout period applicable to the individual. A transaction pursuant to a standing order, which does not meet the standards of a Trading Plan (as defined below) approved in compliance with this Policy, executed by the broker when the individual subject to this Policy is aware of material non-public information about the Company, may result in unlawful insider trading. Other than in connection with Trading Plan under this Policy, entry into or fulfillment of a standing order is prohibited whenever an individual subject to this Policy is in possession of material nonpublic information about the Company (including during a closed period or quarterly blackout period for persons subject to the blackout restrictions of this Policy or ad hoc black-out period for those insiders subject to such procedures). All standing orders must be of limited duration, cancelable, and in the case of a person subject to the blackout restrictions of this Policy or a person subject to an ad hoc black-out period, must be immediately canceled upon commencement of quarterly black-out or ad hoc black-out period, as applicable.

VII.	Rule 10b5-1 Trading Plans

Trades in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 trading plan (a “Trading Plan”) are not subject to the prohibition on trading on the basis of material non-public information contained in this Policy or to the restrictions set forth above relating to preclearance procedures and blackout periods. Rule 10b5-1 under the Exchange (“Rule 10b5-1”) provides an affirmative defense from insider trading liability under the federal securities laws for a Trading Plan that meets the requirements of Rule 10b5-1.

As required by Rule 10b5-1, any director or officer adopting a Trading Plan must include a written representation certifying that, at the time of adoption, modification or termination of the Trading Plan, the director or officer (i) is not aware of any material nonpublic information about the Company and (ii) is adopting, modifying or terminating the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

You may not adopt more than one Trading Plan at a time. Trading Plans are to be implemented only during open windows and when the party entering into it is not aware of any material non-public information about the Company and must otherwise comply with applicable SEC rules and regulations. Any Trading Plan must be approved in writing in advance by our Company Secretary, Compliance Officer or such other person as the Board of Directors may designate from time to time and the adoption or termination of such plan will be subject to applicable SEC rules regarding disclosure thereof and may otherwise be publicly announced by the Company.

Any Trading Plan adopted by a director or executive officer shall be subject to a cooling-off period that complies with Rule 10b5-1, which currently requires that trading may not commence until the later of (i) 90 days following adoption of the Trading Plan or (ii) two business days following the filing of the Company’s Form 20-F or Form 6-K disclosing the Company’s financial results for the fiscal quarter in which the Trading Plan was adopted, subject to a maximum cooling-off period of 120 days.

Unless otherwise determined by the Board, the Company requires all executive officers and directors conduct transactions involving the company’s securities exclusively under a Trading Plan.

Revocation or amendment of a Trading Plan is strongly discouraged. An insider may only revoke his or her Trading Plan as may be permitted by the terms of the insider’s Trading Plan and current SEC requirements. Revocation is effected upon written notice to the broker, and prior written notice should also be provided to the Chief Legal Officer. If the insider terminates their Trading Plan, any new Trading Plan would be subject to the applicable SEC-mandated “cooling off” period and any other restrictions then in effect by the SEC. Under certain circumstances, a Trading Plan must be revoked. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Chief Legal Officer or Compliance Officer or administrator of the Company’s share plans is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation. Effectiveness of any revocation or amendment of a Trading Plan will be upon written notice to the broker,  subject to the prior review and approval of the Chief Legal Officer or Compliance Officer. Any modification of a Trading Plan that changes the amount, price or timing of the purchase or sale of the Company’s securities underlying the Trading Plan will be deemed to be the same as terminating the Trading Plan and entering into a new Trading Plan. As a result, the process for a Trading Plan modification is the same as the process for initially adopting the Trading Plan, including being subject to a new “cooling-off” period. You should note that revocation of a Trading Plan can result in the loss of an affirmative defense for past or future transactions under a Trading Plan. You should consult with your own legal counsel before deciding to revoke a Trading Plan.

Although non-discretionary Trading Plans are preferred, discretionary Trading Plans, where the discretion or control over trading is transferred to a broker, are permitted if pre-approved by the Compliance Officer.

The Company reserves the right to publicly announce, or respond to inquiries from the media regarding, the implementation of Trading Plans or the execution of transactions made under a Trading Plan. The Company also reserves the right, from time to time, to suspend, discontinue, or otherwise prohibit transactions under a Trading Plan if the Compliance Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company. Transactions prohibited under this Policy, including short sales and hedging transactions, may not be carried out through a Trading Plan.

Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Compliance Officer, or the Company’s other employees assume any liability for any delay in reviewing and/or refusing a Trading Plan submitted for approval nor the legality or consequences relating to a person entering into or trading under a Trading Plan.

If, during the last fiscal quarter, any director or officer has adopted or terminated a Trading Plan or a pre-arranged trading plan that does not qualify as a Rule 10b5-1 plan (including modifications to any such plans), the Company will provide a description of the material terms of such plans, including the name and title of the director or officer, date of the adoption or termination, duration, and aggregate number of shares to be sold or purchased. The Company is not required to disclose the price at which trades are authorized to be made under the Trading Plan. On a yearly basis, the Company is required to disclose (in its Form 20-F and in any proxy statements) whether it has adopted any insider trading-related policies and procedures governing the purchase, sale or other disposition of their securities by directors, officers, employees or the Company itself and, if not, to explain why that is the case. A copy of such policies and procedures must be filed as an exhibit to its Form 20-F.

All Trading Plans must be entered into, operated, and complied with in good faith throughout their duration. Any action taken to undermine or manipulate the operation of a Trading Plan may invalidate the affirmative defense under Rule 10b5-1.

VIII.	Company Transactions

Transactions by the Company in the Company’s securities, such as repurchases of the Company’s shares, must comply with applicable securities laws.

IX.	Execution and Return of Certification of Compliance

After reading this Policy, all officers, directors, and employees should execute and return to the Company’s Compliance Officer the Certification of Compliance form attached hereto as “Attachment A.”

Adopted: June 17, 2021

Amended: March 5, 2024

Amended: March 4, 2025

Amended: March 3, 2026

Schedule I

Individuals Subject to Preclearance Requirement

All Employees

All Directors

Certification of Compliance with the Insider Trading Policy FORM

Return by [           ] [insert return deadline]

To:

From:

Re: Insider Trading Compliance Policy of Nexxen International Ltd.

I have received, reviewed, and understand the above-referenced Insider Trading Policy and undertake, as a condition to my present and continued employment, to comply fully with the policies and procedures contained therein.

I hereby certify, to the best of my knowledge, that up to the date hereof while employed with Nexxen International Ltd. or any of its affiliates, I will comply and have complied fully with all policies and procedures set forth in the above-referenced Insider Trading Policy.

Signature

Date